UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                  (Amendment No. 4)*

             First Washington Realty Trust, Inc. (FRW)
                      (Name of Issuer)

               Common Stock, $0.01 par value
            (Title of Class of Securities)

                  CUSIP No. 337489 50 4
                     (CUSIP Number)

                     Thomas F. Steyer
            Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
             San Francisco, California  94111
                      (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    January 1, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     196,054

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     196,054

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     196,054


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     179,060

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     179,060

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     179,060


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.4%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     185,803

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     185,803

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     185,803


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     16,122

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     16,122

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     16,122

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.5%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     42,107

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     42,107

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     42,107


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     24,000

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     24,000

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     24,000


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.7%

14   Type of Reporting Person*

     IA,00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*



5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IA,CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     619,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     619,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     619,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     18.8%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     634,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     634,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     634,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     619,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     619,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     619,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     18.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     700

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     700

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,846


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    19.6%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     643,146

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     643,146

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     643,146

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    19.5%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 337489 50 4

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eric M. Ruttenberg

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*



5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 4 to Schedule 13D amends the
Schedule 13D initially filed on March 28, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background.

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the shares of Common Stock, par
value $0.01 per share (the "Shares") of First Washington
Realty Trust, Inc. (the "Company") held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a
Delaware limited partnership ("FCIP III"), with respect
to the Shares held by it; (v) Tinicum Partners, L.P., a
New York limited partnership ("Tinicum" and, together
with FCP, FCIP, FCIP II and FCIP III, the "Partner-
ships"), with respect to the Shares held by it; (vi)
Farallon Capital Management, Inc., a Delaware corporation
("FCMI"); (vii) Farallon Capital Management, L.L.C., a
Delaware limited liability company ("FCMLLC"), with
respect to the Shares held by  certain accounts managed
by FCMLLC (the "Managed Accounts"); (viii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Shares held by each of the
entities named in (i) through (v) above; (ix) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Andrew B. Fremder
("Fremder"), William F. Mellin ("Mellin"), Stephen L.
Millham ("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Shares
held by each of the entities named in (i) through (v) and
(vii) above; (x) Fleur E. Fairman

PAGE

("Fairman") with respect to the Shares held by each of the entities named in (i) through (v) above; (xi) Jason
M. Fish ("Fish") with respect to the Shares held by each of the entities named in (i) through (v) and (vii) above and with respect to the Shares held for his own account and the account of his minor children; and (xii) Eric M.
Ruttenberg ("Ruttenberg") (FCP, FCIP, FCIP II, FCIP
III, Tinicum, FCMI, FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore,
Ruttenberg and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     As of April 1, 1996, FCMLLC succeeded FCMI as investment adviser to the Managed Accounts. As a result of the assumption of investment management authority by FCMLLC, FCMI is no longer deemed a "beneficial owner" of any Shares. As of April 1, 1996, FPLLC succeeded Cohen,
Downes, Fairman, Fish, Mellin, Ruttenberg, Moore and
Steyer as General Partner of each of FCP, FCIP, FCIP II and Tinicum. Because Ruttenberg is neither a General
Partner of FCP, FCIP, FCIP II, FCIP III or Tinicum nor a managing member of either FPLLC or FCMLLC, he is no longer deemed a "beneficial owner" of any of the Shares.
As of April 1, 1996, Andrew B. Fremder and Stephen L.
Millham became managing members of FCMLLC and FPLLC.

     As of October 1, 1996, Enrique H. Boilini became a managing member of FCMLLC and FPLLC.

     On January 1, 1997, a limited partner (the "Limited
Partner") in FCIP withdrew 100% of the Limited Partner's interest in Shares. The withdrawn Shares were placed in FCIP III, a newly-formed limited partnership whose general partner is FPLLC and whose sole limited partner is the Limited Partner.

     The name, address, principal business, state of
organization, executive officers, directors and control-
ing persons of FCMLLC and FPLLC are set forth on Annex
1

hereto.  The Shares reported hereby for FCP, FCIP, FCIP
II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts.
FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California
94111.

     (c) The principal business of each of the Partner-ships is that of a private investment fund engaging in the purchase and sale of investments for its own account.
The principal business of FPLLC is to act as general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such

PAGE
proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibit ing or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $135,469 for the 7,500 Shares acquired by FCP since the filing of the last Schedule 13D, $54,187 for the 3,000
Shares acquired by FCIP II since the filing of the last
Schedule 13D and $63,219 for the 3,500 Shares acquired by Tinicum since the filing of the last Schedule 13D. The net investment cost (including commissions) is $3,265,212.82 for the 179,060 Shares held by FCIP and is $293,989.51 for the 16,122 Shares held by FCIP III.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II, and FCIP
III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and (iii) with respect to FCP and
Tinicum, from working capital, from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. and/or from borrowings pursuant to separate revolving credit agreements (the "Credit
Agreements") entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation ("ING").

     FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co. and the accounts may from time to time have debit balances. Currently, the interest rate charged on such margin accounts

PAGE
is the broker call rate plus 0.5% per annum. The interest rates charged pursuant to the Credit Agreements are the ING Base Rate plus 1.5% and/or the LIBO Rate plus a spread ranging from 1.875% - 2.25% depending upon the amount of borrowings currently outstanding under the relevant Credit Agreement.

     It is not possible to determine the amounts of borrowings, if any, used to acquire the Shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 3,291,245 Shares reported by the Company to be outstand-ing as of November 13, 1996 in its Form 10Q for the period ended September 30, 1996.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by refer ence. All of such transactions were open-market transac tions.

    (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set
PAGE
forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions. The transfer date and number of Shares transferred for each transaction in the past 60 days which is not a purchase or sale is set forth on Schedule
B hereto.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
          L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     D.   Farallon Capital Institutional Partners III,
L.P.

     (a)(b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares since the formation of FCIP III are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions. The transfer date and number of Shares transferred for each transaction since the formation of FCIP III which is not a purchase or sale are set forth on Schedule D hereto.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds from the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen,

PAGE

Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     E.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule E hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     F.   Farallon Capital Management, Inc.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMI is incorporated herein by reference.

     (c)  None.

     (d)  None.

     (e)  April 1, 1996.

     G.   Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts since the previous filing of Schedule 13D are set forth on Schedule
F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen,

PAGE

Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)  Not applicable.

     H.   Farallon Partners, L.L.C.

     (a), (b)  The information set forth in rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder,
Mellin,  Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

     I.   Enrique H. Boilini

     (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     J.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

PAGE

     (e)  Not applicable.

     K.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     L.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Fairman is a managing member of FPLLC.

     (e)  Not applicable.

     M.   Jason M. Fish

    (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     N.   Andrew B. Fremder

PAGE

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     O.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     P.   Stephen L. Millham

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     Q.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

PAGE

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

    R.   Eric M. Ruttenberg

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Ruttenberg is incorporated herein by reference.

     (c)  None.

     (d)  None.

     (e)  April 1, 1996.

     S.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     The Shares reported hereby for FCP, FCIP, FCIP II,
FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts.
FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Fish, as a managing member of FPLLC and FCMLLC, may be deemed to be the beneficial owner of all such Shares and may be deemed to be the beneficial owner of the Shares held for the accounts of his minor children. Each of FCMLLC, FPLLC, Boilini,

PAGE

Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.
PAGE

                     SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1997


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS III, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham,
                    Meridee A. Moore and Eric M.
                    Ruttenberg.

                                                ANNEX 1

     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.    (a)    Farallon Capital Management, L.L.C.
      (b)    One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as investment adviser to various
managed accounts.
      (d)    Delaware limited liability company
      (e)    Managing Members: Thomas F. Steyer, Senior
Managing Member; Enrique H. Boilini, David I. Cohen,
Joseph F. Downes, Jason M. Fish, Andrew B. Fremder,
William F. Mellin, Stephen L. Millham and Meridee A.
Moore, Managing Members.

2.    (a)    Farallon Partners, L.L.C.
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as general partner to investment
partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer, Senior
Managing Member; Enrique H. Boilini, David I. Cohen,
Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew
B. Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

3.    (a)    Enrique H. Boilini
      (b)    c/o Farallon Capital Management, L.L.C.
             75 Holly Hill Lane
             Greenwich, CT  06830
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    Argentinean Citizen

4.    (a)    David I. Cohen
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    South African Citizen

PAGE

5.    (a)    Joseph F. Downes
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

6.    (a)    Fleur E. Fairman
      (b)    993 Park Avenue
             New York, New York 10028
      (c)    Managing Member of Farallon Partners,
             L.L.C.
      (d)    United States Citizen

7.    (a)    Jason M. Fish
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

8.    (a)    Andrew B. Fremder
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

9.    (a)    William F. Mellin
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

10.   (a)    Stephen L. Millham
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen
PAGE

11.   (a)    Meridee A. Moore
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

12.   (a)    Thomas F. Steyer
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
      (d)    United States Citizen

                                              EXHIBIT  1

              JOINT ACQUISITION STATEMENT
              PURSUANT TO RULE 13D-(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 13, 1997

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS III, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, Inc.
                    By Thomas F. Steyer, Chairman


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph
                    F. Downes, Fleur E. Fairman,

PAGE

                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, Meridee A. Moore and Eric M.
                    Ruttenberg.
PAGE

                         SCHEDULE A

              FARALLON CAPITAL PARTNERS, L.P.


                     NO. OF SHARES         PRICE
     TRADE DATE           SOLD           PER SHARE
                                 (including commission)

     11/13/96              200             $22.825




PAGE

                         SCHEDULE B

       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                                              PRICE
TRANSFER DATE      NO. OF SHARES            PER SHARE
                   TRANSFERRED<1>           (including
                                            commission)


     1/01/97          16,122                    N/A


































<1> On January 1, 1997, the Limited Partner withdrew 100%
of the Limited Partner's interest in Shares. The withdrawn Shares were placed in FCIP III. The Reporting
Persons do not consider this transaction to be either a purchase or a sale of Shares.

PAGE

                         SCHEDULE C

      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                    NO. OF SHARES                PRICE
TRADE DATE              PURCHASED               PER SHARE
                                   (including commission)


                         None

                      SCHEDULE D


   FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                                              PRICE
TRANSFER DATE      NO. OF SHARES            PER SHARE
                   TRANSFERRED<1>           (including
                                            commission)


     1/01/97          16,122                    N/A
































<1> On January 1, 1997, the Limited Partner withdrew 100%
of the Limited Partner's interest in Shares. The withdrawn Shares were placed in FCIP III. The Reporting
Persons do not consider this transaction to be either a purchase or a sale of Shares.

PAGE

                         SCHEDULE E

                 TINICUM PARTNERS, L.P.

                      NO. OF SHARES                PRICE
TRADE DATE              PURCHASED               PER SHARE
                                               (including
                                              commission)

                         None



PAGE

                         SCHEDULE F

             FARALLON CAPITAL MANAGEMENT, L.L.C.

                    NO. OF SHARES             PRICE
TRADE DATE          PURCHASED               PER SHARE
                                  (including commission)



                      None


